PRESS RELEASE

June 4, 2007

AXA TO SELL ITS DUTCH OPERATIONS TO SNS REAAL FOR EURO 1,750 MILLION

AXA announced today that it has entered into a memorandum of understanding with SNS Reaal with a view to finalizing discussions on the sale of its principal Dutch insurance operations, comprising 100% of AXA Netherlands, Winterthur Netherlands and DBV Netherlands, for a total cash consideration of Euro 1,750 million, after consultation with trade unions and workers’ councils.

AXA contemplates exiting the Dutch insurance market given the limited possibilities to reach a leading position through organic growth in the foreseeable future as this market is highly competitive and dominated by large local players (AXA’s operations currently rank #7 in Life & Savings and #11 in P&C).

AXA’s management believes that the proposed sale to a larger market participant is the most efficient way to maximize value creation in the context of AXA’s active capital management discipline and its Ambition 2012 program, and that the proposed transaction should also create new and exciting opportunities for employees of its Dutch operations.

Full year 2006 normalized earnings1  of AXA’s Dutch operations were Euro 143 million, and their contribution to AXA’s Group EV was Euro 1,529 million, of which Euro 1,349 million for Life & Savings EEV. First quarter 2007 NBV was Euro -1 million.

AXA’s Dutch operations concerned by this proposed transaction will be treated as discontinued operations (held for sale) in AXA’s 2007 consolidated financial statements. As a consequence, their earnings until closing date will be accounted for in net income. Their sale should generate an exceptional capital gain of approximately Euro 400 million, which will also be accounted for in 2007 net income.

1  Non gaap measure, unaudited estimate. Normalized earnings are the sum of AXA Netherlands, Winterthur Netherlands and DBV Netherlands 2006 statutory net income, adjusted for non-recurring items. Winterthur (including Winterthur Netherlands and DBV Netherlands) FY2006 earnings were not included in AXA’s 2006 consolidated earnings due to the closing of the acquisition of Winterthur on December 22, 2006.

A further announcement will be made upon execution of definitive transaction documents following completion of required consultations with trade unions and workers’ councils. The parties contemplate that the definitive transaction documents will include customary closing conditions for a transaction of this type including receipt of customary regulatory approvals and expect the transaction to close before year-end 2007.

About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For full year 2006, IFRS revenues amounted to Euro 79 billion and IFRS adjusted earnings amounted to Euro 5,140 million. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group web site: www.axa.com

AXA INVESTOR RELATIONS:		AXA MEDIA RELATIONS:
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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.

Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2005 and AXA’s Document de Référence for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect AXA’s business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

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